Post Holdings Partnering Corporation

2503 S. Hanley Road

St. Louis, Missouri 63144

March 12, 2021

VIA EDGAR

Peter McPhun

Wilson Lee

Jonathan Burr

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Post Holdings Partnering Corporation
Registration Statement on Form S-1
Filed February 9, 2021
File No. 333-252910

Dear Staff:

This letter sets forth responses of Post Holdings Partnering Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 9, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed February 9, 2021

Cover Page

1.

Staff’s Comment: We note disclosure that following the partnering transaction, holders of shares of Series B common stock will be entitled to ten votes per share. Please revise here and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies. Additionally, please revise to address any material conflicts the high vote feature may raise, including, but not limited to, any material adverse impact on your ability to find a target, additional costs you may incur, your possible status as a controlled company after the business combination and the extent to which public shareholder interests may not be aligned with the interests of your founder and management. Please add relevant summary risk factor disclosure on page 41 or advise us why you believe the bullet points should not be tailored to this feature of your offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 7, 23, 24, 43, 51, 60, 70, 78, 79, 104, 105, 108, 109, 110, 136 and 157 to disclose that the high vote nature of its Series B common stock differs from the typical capital structure of many other special purpose acquisition companies. In addition, in response to the Staff’s comment regarding material conflicts the high vote feature may raise, the Company has revised the disclosure on pages 7, 23, 43, 78, 79, 104, 105, 108, 109, 136 and 157 and also directs the Staff’s attention to the disclosure on page 80 (“Holders of a single series of our common stock may not have any remedies if an action by our directors has an adverse effect on only that series of our common stock.”), page 81 (“We will adopt certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws that we intend to retain following the initial business combination that may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.”) and page 168 (“Description of Securities—Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws”).

Summary, page 1

2.

Staff’s Comment: We note that your Summary section focuses to a significant extent on Post and its operations. Please revise to include prominent disclosure clarifying your relationship with Post and addressing the following:

•	that you are not Post, and that you have no current business, other than to seek a partner in a partnership transaction;

•	that none of Post’s business will directly be a source of returns for investors in your offering;

•	whether Post is obligated to provide its expertise in sourcing a partnering transaction;

•	whether Post may receive any compensation or economic benefit from sourcing or providing financing for a partnering transaction which could reduce the value of the company to other investors;

•	that the amount and terms of any such compensation or economic benefit to Post have not yet been determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 100 in response to the Staff’s comment.

Our Process, page 12

3.

Staff’s Comment: We note disclosure that you are not prohibited from pursuing a partnering transaction with a company that is affiliated with your sponsor, officers or directors. Please revise to address whether Post is constrained in any way from pursuing acquisitions that could be suitable partnering transactions for the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 110 and 113 in response to the Staff’s comment, and the Company also directs the Staff’s attention to the disclosure on page 13.

4.

Staff’s Comment: Please reconcile conflicting statements regarding your obligation to obtain an independent fairness opinion if you pursue a partnering transaction with a related party that appear on pages 12, 58 and 109. If you retain the discretion to pursue a related party transaction without obtaining an independent fairness opinion, please state that such a transaction could produce an unfair economic impact on the company and may transfer value from unaffiliated investors to the sponsor or to Post or its other subsidiaries.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 60 and 113 in response to the Staff’s comment. The Company respectfully advises the Staff that we do not retain discretion to pursue a related party transaction without obtaining an independent fairness opinion, and the Company confirms that if we complete our partnering transaction with a related party, we will obtain an independent fairness opinion.

5.

Staff’s Comment: In your disclosure that potential conflicts with Post are naturally mitigated by the differing nature of investments you would each find most attractive, please clarify if Post will have discretion to determine whether a potential partnering transaction would be “synergistic to the existing Post businesses.” Clarify whether there can be any assurance that potential conflicts between Post and the company will in fact be “naturally mitigated” by the factors identified in the current text, or whether Post’s separate interest in acquisitions may lead to the company not being able to complete a suitable partnering transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 40, 110 and 145 in response to the Staff’s comment.

Manner of conducting redemptions, page 30

6.

Staff’s Comment: We note the statement that you will redeem shares upon completion of a partnering transaction in connection with a stockholder meeting or by means of a tender offer. Please confirm that this language refers to the means of providing the redemption opportunity rather than the trigger for redemption. Confirm that your charter will provide investors with the right to redeem public shares upon completion of any partnering transaction, consistent with NYSE Manual Section 102.06.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 119 in response to the Staff’s comment, and the Company also directs the Staff’s attention to the disclosure on page 119 (“Proposed Business—Redemption Rights for Public Stockholders upon Completion of our Partnering Transaction”). The Company confirms that our charter will provide investors with the right to redeem public shares upon completion of any partnering transaction, consistent with NYSE Manual Section 102.06.

Risk factors, page 69

7.

Staff’s Comment: Reference is made to risk factor disclosures on page 69 where you indicate the independent auditor report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit opinion presented on page F-2. Please clarify and/or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 to remove the referenced risk factor in response to the Staff’s comment.

Our Investment Criteria, page 104

8.

Staff’s Comment: Please revise to address whether the ten votes per share of Series B common stock is a condition to an acquisition. If it is not a condition please clarify the factors you will consider in deciding whether to engage in a partnering transaction that does not include the high vote feature.

Response: The Company acknowledges the Staff’s comment and has revised although it will seek the disclosure on page 108 in response to the Staff’s comment. The Company respectfully advises the Staff that given its expectation to maintain its Series A, Series B and Series C capital structure following its initial business combination, it is not aware of and is unable to determine at this time the criteria on which the Company would base its decision regarding whether to engage in a business combination that would eliminate the Series B common stock or its high vote feature. The Company also directs the Staff’s attention to the disclosure on pages 15, 29, 72 and 112 where the Company discusses the possibility that the Company’s sponsor and other stockholders immediately prior to the Company’s initial business combination could own a minority voting interest in the post business combination company.

Description of Securities, page 151

9.

Staff’s Comment: Please revise the description of your Series B common stock to state whether there are any “sunset” provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Series A common stock.

Response: The Company acknowledges the Staff’s comment and notes there are no “sunset” provisions that limit the lifespan of the Company’s Series B common stock and has revised the disclosure on page 108, 109 and 157 in response to the Staff’s comment. In addition, as noted in response to Comment 1 above, in response to the Staff’s comment regarding any adverse impacts on the holders of the Series A common stock arising from the Series B common stock, the Company has revised the disclosure on pages 7, 23, 24, 43, 51, 60, 70, 78, 79, 104, 105, 108, 109, 110, 136 and 157 and also directs the Staff’s attention to the disclosure on page 80 (“Holders of a single series of our common stock may not have any remedies if an action by our directors has an adverse effect on only that series of our common stock.”) and page 81 (“We will adopt certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws that we intend to retain following the initial business combination that may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.”).

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President and Chief Investment Officer

Via E-mail:

cc:	Christian O. Nagler
Wayne E. Williams
Kirkland & Ellis LLP